Exhibit 99.1

Vision to Execution – words you have heard from me many times and words that drive everything we do as a company. To strengthen our vision and enhance our strategic execution, I am excited to announce another important milestone in our company’s history. Today we publicly announced an agreement to acquire Radiant Systems, the #1 provider in the hospitality industry and a market leader in multi-channel point-of-sale and managed service solutions.

Our vision to lead how the world connects and interacts and transacts with business has been deeply rooted in the retail industry since the day our doors opened over 127 years ago. Together, we’ve transformed our company into the global leader in multi-channel self-service and consumer experience innovations. Our acquisition of Radiant Systems will further extend our leadership position in the retail and hospitality markets, and with an equity value of $1.2 billion it is the most significant growth initiative NCR has executed in 20 years.

Not only does this transaction bring together two leading technology companies, it supports our strategic focus to grow our core businesses by extending our addressable market and strengthening our global presence through complementary solutions. And because of Radiant’s strong software and Software as a Service (SaaS) capabilities, we will be able to significantly enhance our Retail and Hospitality solutions – aligning to our vision of improving our margins and mix of solution revenue and becoming a hardware-enabled, software-driven business.

The combination of NCR and Radiant Systems is especially unique because we operate complementary businesses with little overlap in our respective markets. This will allow us to create new opportunities for our customers, for our employees and for our partners, while creating additional value for our shareholders. This strengthens our position in the Hospitality and Specialty Retail markets – a segment that is approximately $8 billion in size and under-penetrated by industry leaders. What’s even better is we are doing this with a company whose geographic proximity, culture, strategy and values are highly complementary to our own.

Those of you in our retail and hospitality businesses know Radiant Systems well and know it is an organization we’ve always respected for their technology and professionalism. Radiant has demonstrated a multi-year track record of growth along with steadily improving operating margins and cash flow. Harnessing their strong financial profile, we will advance our own strategic goals of revenue growth, gross margin expansion and improving the customer experience.

Together, we will leverage the strengths we each bring to the market to benefit the whole - making our strategic vision a reality. Together, we will;

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deliver a superior portfolio of multi-channel point-of-service, self-service and managed service solutions. Radiant’s solutions and services portfolio will further our growth capabilities. Radiant will also be better positioned to scale by growing its international business using NCR’s sales and services model and extending its SaaS capabilities across other NCR businesses.

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extend our reach into new hospitality segments and retail verticals. Radiant is active in verticals we have not penetrated, such as the petroleum and convenience retail space, sports stadiums and entertainment ticketing and concessions. We will also be able to grow our presence in their strongest customer segment – quick service restaurants.

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expand our global footprint relative to hospitality, where we have been limited. NCR will use its global sales, services and operations organizations to extend Radiant’s portfolio to many of the fastest growing markets in the world. Similarly, NCR’s global footprint and established international distribution and manufacturing capabilities are ideal complements to Radiant’s strong presence in the geographies in which they do business.

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build a world-class channel partner network. Our market coverage will be enhanced by Radiant’s strong channel network – approximately 800 strong. While they have a large set of well-known customers they serve direct, such as Chipotle and California Pizza Kitchen, a large percentage of their business is in the indirect channel. This will complement our own channel and support our channel growth goals.

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enhance and expand our c-tailing story. Radiant’s SaaS offerings and loyalty software combined with our own multi-channel personalized solutions that cater to consumer preference and presence will bring expanded capabilities to our c-tailing offers.

•	establish NCR’s third core industry vertical. Once the transaction is complete, we will create a new distinct line of business focusing on the hospitality and specialty retail market.

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further strengthen our customer relationships. Our combined direct and indirect sales teams will enable expanded sales coverage and customer intimacy to respond to customer needs faster and more efficiently.

•	collectively enable 300 million transactions every day. A number we will see rise significantly as we leverage our combined technology expertise and solutions portfolio.

I think you will be inspired by Radiant’s innovation and leadership. I encourage you to take the time to learn more about their three business units as well as their solutions like Orderman, a mobile ordering and payment device, and their award-winning Aloha POS system.

And to ensure we get to know Radiant’s team and business, as well as focus on the most efficient integration possible, I will have this line of business report to me directly. I know many of you have further questions about what to expect. Right now I can tell you that we anticipate this transaction to close in the third quarter of 2011; I am anticipating a smooth closing process. We have already started integration planning of our operations and we will proactively build teams supporting change management efforts. I encourage you to read the press release which further outlines the details and mechanics around the acquisition.

We will continue to communicate with you about our progress throughout this process, but for now, I ask that you continue to do what you do best - focus on meeting the needs of NCR’s customers and providing them with best-in-class service. Please remember that, until the transaction closes, we will continue to operate as two independent companies in the marketplace.

It is an extremely exciting time for our company, our customers and you. It is my sincere hope that you take pride, as I do, in our evolution and join me in the excitement about our next stage of growth.

Regards,

Bill

The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, NCR Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Radiant Systems, Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Radiant shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.